Exhibit 4.12

ADMINISTRATIVE SERVICES AGREEMENT

THIS AGREEMENT made effective the 30thday of December 2014 (the "Agreement"), by and between DYNAGAS LNG PARTNERS LP, a limited partnership duly organized and existing under the laws of the Republic of the Marshall Islands (the "Partnership"), and DYNAGAS LTD., a corporation organized and existing under the laws of Liberia ("Dynagas"), each a "Party" and collectively, the "Parties".

WHEREAS:

A.            The Partnership, a limited partnership whose common units representing limited partner interests in the Partnership are listed and trade on the New York Stock Exchange, owns interests in LNG carriers and requires certain and administrative support services in connection with the operation of such vessels;

B.            The Partnership wishes to engage Dynagas to provide, or procure the provision of administrative support services to the Partnership on the terms set out herein.

IT IS HEREBY AGREED AS FOLLOWS:

SECTION 1. Definitions. In this Agreement, the term:

"Administrative Services" means the services described in Schedule A to this Agreement;

"Agreement" has the meaning set forth in the introductory paragraph of this Agreement;

"Board" means the Board of Directors of the Partnership;

"Change of Control" means with respect to any entity, an event in which securities of any class entitling the holders thereof to elect a majority of the members of the Board of directors or other similar governing body of the entity are acquired, directly or indirectly, by a "person" or "group" (within the meaning of Sections 13(d) or 14(d)(2) of the Securities Exchange Act of 1934, as amended), who did not immediately before such acquisition own securities of the entity entitling such person or group to elect such majority (and for the purpose of this definition, any such securities held by another person who is related to such person shall be deemed to be owned by such person);

"Closing Date" means the closing date of the initial public offering of the Partnership being November 18, 2013;

"Contract Term" has the meaning set forth in Section 6 of this Agreement;

"Costs and Expenses" has the meaning set forth in Section 6(c) of this Agreement;

"Costs and Expenses Due Date" has the meaning set forth in Section 6(c) of this Agreement;

"Due Date" has the meaning set forth in Section 6(c) of this Agreement;

"General Partner" means Dynagas GP LLC, a limited liability company duly organized and existing under the laws of the Republic of the Marshall Islands and the general partner of the Partnership;

"Dynagas" has the meaning in the introductory paragraph of this Agreement;

"Limited Partnership Agreement" means the Second Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of the Closing Date, as from time to time be further amended;

"Partnership" has the meaning in the introductory paragraph of this Agreement;

"Partnership Group" means the Partnership, General Partner and subsidiaries of the Partnership;

"Party" or "Parties" has the meaning in the introductory paragraph of this Agreement;

"Person" means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization or governmental authority;

"Service Fee" has the meaning set forth in Section 6(a) of this Agreement;

"Service Fee Due Date" has the meaning set forth in Section 6(b) of this Agreement;

"Services" means the Administrative Services;

"Unitholders" means holders of common units representing limited partnership interests in the Partnership;

SECTION 2. General. Dynagas shall provide, or procure the provision of, the Services as directed by the Partnership (acting reasonably). Dynagas may subcontract all or part of the Administrative Services as it deems advisable or appropriate in accordance with Section 19 hereof. Notwithstanding any such subcontracting, Dynagas shall remain responsible and primarily liable for the provision of the Services. For the avoidance of doubt, Dynagas shall not take any decisions relating to the business strategy of the Partnership pursuant to this Agreement.

SECTION 3.Covenants. During the term of this Agreement, Dynagas shall:

(a) perform, or procure the performance of, the Services in a diligent manner;

(b) retain, or procure at all times the retention by any person to whom performance of the Services is subcontracted from time to time of, sufficiently qualified staff to provide the Services;

(c) keep, and procure the keeping by any person to whom performance of the Services is subcontracted of, full and proper books, records and accounts showing clearly all transactions relating to the provision of the Services in accordance with established general commercial practices and in accordance with US GAAP, and provide or procure access to the Partnership and its representatives to audit and examine such books, records and accounts; and

(d) comply, and procure the compliance by any person to whom performance of the Services is subcontracted, with all laws and regulations applicable to the Parties, including, but not limited to, the U.S. Foreign Corrupt Practices Act and any other applicable anti-corruption legislation.

SECTION 4. Non-Exclusivity. Dynagas and its employees may provide services of a nature similar to the Services to any other Person. There is no obligation for Dynagas to provide the Services to the Partnership on an exclusive basis.

SECTION 5. Confidential Information. Dynagas shall, and shall procure that any person to whom performance of any of the Services is subcontracted shall, keep confidential, all information it has acquired or developed in the course of providing the Services.

SECTION 6.Compensation of Dynagas Ltd. With effect on and from the Closing Date and through the term of this Agreement as per Section 10 (the "Contract Term") it is agreed that:

(a) in consideration of the Services hereunder throughout the Contract Term, Dynagas shall receive a fee of US$ 10,000 per month (the "Service Fee"), it being understood that the commencement of the Service Fee shall commence retroactively from the Closing Date;

(b) the Service fee for the period between the Closing Date and 31.12.2014 should be payable within 60 days from the signature of this Agreement.  Thereafter,the Service Fee is payable quarterly within 60 working days after the end of each applicable quarterly period (the "Service Fee Due Date"), provided that where a payment is due in respect of any part of a month, that payment shall be paid on a pro-rata basis (for the purposes of this paragraph, "working day" means a day when most banks are open for business in London, New York, Athens, and the country of location of relevant bank accounts of the Partnership); and

(c) in addition to the Service Fee, all other out-of-pocket costs, expenses, disbursements and charges incurred by Dynagas and specifically attributed to the pursuance of the Services hereunder throughout the Contract Term (the "Costs and Expenses"), shall be promptly and in any event no later than 60 days from receipt of the invoice (the "Cost and Expenses Due Date" and, together with the Service Fee Due Date, the "Due Date") reimbursed by the Partnership to Dynagas upon presentation to the Partnership of invoices for the amounts claimed. The Service Fee received by Dynagas shall cover Dynagas' costs of its own offices, accommodation, equipment, office staff, stationary and supplies.

All invoices for Administrative Services shall be submitted and paid in U.S. Dollars.

SECTION 7. General Relationship Between the Parties. Dynagas, and any subcontractors, shall perform the Services as independent contractors and the Parties to this Agreement do not intend, and nothing herein shall be interpreted so as, to create a partnership orjoint venture relationship or agency relationship between Dynagas and any one or more of the Partnership, General Partner or any other member of the Partnership Group. Nothing in this Agreement shall create any employment relationship between the Partnership, on the one hand, and Dynagas or any other person performing the Services, on the other.

SECTION 8. Indemnity. The Partnership shall indemnify and hold harmless any person to whom provision of the Services is subcontracted in accordance with the terms of this Agreement and their officers, employees and agents against all actions, proceedings, claims, demands or liabilities that may be brought against them due to the performance of the Services, including, without limitation, all actions, proceedings, claims, demands or liabilities brought under the environmental laws of any jurisdiction, and against and in respect of all costs and expenses (including legal costs and expenses on a full indemnity basis) they may suffer or incur due to defending or settling same; provided, however, that such indemnity shall exclude any or all losses, actions, proceedings, claims, demands, costs, damages, expenses and liabilities whatsoever to the extent that they are caused by or due to the fraud, willful misconduct or gross negligence of such subcontractor or its officers, employees or agents. Any such subcontractor and each of its officers, employees and agents may enforce the provisions of this Section 9 in accordance with the provisions of the Contracts (Rights of Third Parties) Act 1999.

SECTION 9. NO CONSEQUENTIAL DAMAGES. NEITHER DYNAGAS NOR ANY OF ITS AFFILIATES SHALL BE LIABLE FOR INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES SUFFERED BY THE PARTNERSHIP, OR FOR PUNITIVE DAMAGES, WITH RESPECT TO ANY TERM OR THE SUBJECT MATTER OF THIS AGREEMENT, EVEN IF INFORMED OF THE POSSIBILITY THEREOF IN ADVANCE. THIS LIMITATION APPLIES TO ALL CAUSES OF ACTION, INCLUDING, WITHOUT LIMITATION, BREACH OF CONTRACT, BREACH OF WARRANTY, NEGLIGENCE, STRICT LIABILITY, FRAUD, MISREPRESENTATION AND OTHER TORTS.

SECTION 10.Term and Termination. This Agreement is entered into on the date of signing with retroactive effect from the Closing Date and shall continue until terminated:

(a) by the Board upon 120 days' written notice for any reason in its sole discretion; or

(b) by Dynagas upon 120 days' written notice if:

(i) there is a Change of Control of the Partnership or General Partner;

(ii) a receiver is appointed for all or substantially all of the property of the Partnership;

(iii) an order is made to wind up the Partnership;

(iv) a final judgment, order or decree that materially and adversely affects the ability of the Partnership to perform under this Agreement shall have been obtained or entered against the Partnership, and such judgment, order or decree shall not have been vacated, discharged or stayed; or

(v) The Partnership makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or for liquidation, is adjudged insolvent or bankrupt, commences any proceeding for a reorganization or arrangement of debts, dissolution or liquidation under any law or statute or of any jurisdiction applicable thereto or if any such proceeding shall be commenced.

Any termination of this Agreement shall be without prejudice to any accrued rights and liabilities of any Party subsisting as at the date of termination. Notwithstanding the termination of this Agreement, the provisions of Section 5, Section 8, Section 9, Section 10, Section 11, Section 12, Section 13, Section 14, Section 15, Section 17, Section 18 and Section 19 shall remain in force and binding on the Parties.

SECTION 11. Costs and Expenses Upon Termination. Upon termination of this Agreement in accordance with Section 10 hereof, the Partnership shall be obligated to pay any and all amounts payable pursuant to Section 6 hereof for the applicable Services provided prior to the time of termination.

SECTION 12. Surrender of Books and Records. Upon termination of this Agreement, Dynagas shall forthwith surrender to the Partnership, or procure the surrender to the Partnership of, any and all books, records, documents and other property relating to this Agreement and to the business, finance, technology, trademarks or affairs of the Partnership and any member of the Partnership Group and, except as required by law, shall not retain any copies of same.

SECTION 13. Entire Agreement. This Agreement forms the entire agreement between the Parties with respect to the subject matter hereof and supersedes and replaces all previous agreements, written or oral, with respect to the subject matter hereof.

SECTION 14. Severability. If any provision herein is held to be void or unenforceable, the validity and enforceability of the remaining provisions herein shall remain unaffected and enforceable.

SECTION 15. Law and Arbitration. This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of or in connection with this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Section 15.

The arbitration shall be construed and conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitrationproceedings are commenced. The language used for such arbitration shall be English and the arbitration shall be conducted in London.

The reference shall be to three arbitrators. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other party requiring the other party to appoint its own arbitrator within 14 calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the 14 days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the 14 days specified, the party referring a dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be binding on both parties as if he had been appointed by agreement.

Nothing herein shall prevent the parties agreeing in writing to vary these provisions to provide for the appointment of a sole arbitrator.

In cases where neither the claim nor any counterclaim exceeds the sum of US$50,000 (or such other sum as the parties may agree) the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced. The language used for such arbitration shall be English and the arbitration shall be conducted in London.

SECTION 16. Notice. Notice under this Agreement shall be given (via hand delivery or facsimile) as follows:

If to the Partnership:

DYNAGAS LNG PARTNERS LP
Attention: CEO
E-mail: management@dynagaspartners.com

If to Dynagas:

Attention: President/Director
Email: lngcoordination@dynagas.com

SECTION 17. Variation. Any variation to this Agreement shall not be effective unless it is made in signed writing.

SECTION 18. Waiver. The failure of either Party to enforce any term of this Agreement shall not act as a waiver. Any waiver must be specifically stated as such in writing.

SECTION 19. Successors and Assigns; Subcontracting. No Party shall be permitted to assign or otherwise dispose of the benefit of this Agreement without the prior written consent of the other Parties. This Agreement shall be binding upon and inure to the benefit of the Parties' successors and assigns. Dynagas may freely subcontract or sublicense this Agreement, so long as Dynagas remains liable for performance of the Services and its obligations under this Agreement.

SECTION 20. Third Parties. Save as expressly provided by this Agreement, a person who is not a party to this Agreement may not enforce, or otherwise have the benefit of, any provision of this Agreement under the Contracts (Rights of Third Parties) Act 1999, but this provision does not affect any right or remedy of a third party which exists or is available apart from that Act. Notwithstanding the foregoing, the Parties may terminate, rescind or agree any variation, waiver or settlement under this Agreement without the consent of any other person.

SECTION 21. Counterparts. This Agreement may be executed in one or more counterparts, each of which is an original and which shall together form one and the same instrument.

[THE REMAINDER OF THIS PAGE IS LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF the Parties have executed this Agreement by their duly authorized signatories with effect on the date first above written.

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name: Tony Lauritzen
Title: CEO

DYNAGAS LTD.

By:	/s/ Efstratios Athanasakos
Name: Efstratios Athanasakos
Title: Director

SIGNATURE PAGE TO
ADMINISTRATIVE SERVICES AGREEMENT

SCHEDULE A
ADMINISTRATIVE SERVICES

Dynagas shall provide, or subcontract for the provision of, such of the following administrative support services (the "Administrative Services") to the Partnership, as the Board may from time to time request and direct Dynagas to provide pursuant to this Agreement:

(a) Keep and maintain at all times books, records and accounts that shall contain particulars of receipts and disbursements relating to the assets and liabilities of the Partnership and such books, records and accounts shall be kept pursuant to normal commercial practices that will permit the Partnership to prepare or cause to be prepared financial statements in accordance with US GAAP and in each case shall also be in accordance with those financial statements required to be kept by the Partnership under applicable federal securities laws and regulations in the United States and as the Partnership is required to keep and file under applicable foreign taxing regulations and the U.S. Internal Revenue Code of 1986, as amended, and the regulations applicable with respect thereto, all as amended from time to time;

(b) Prepare all such returns, filings and documents, for review and approval by the Partnership's Management as may be required under the Limited Partnership Agreement, as well as such other returns, filings, documents and instruments as may from time to time be requested or instructed by the Partnership; and file such documents, as applicable, as directed by the Partnership with the relevant authority;

(c) Provide, or arrange for the provision of, advisory services to the Partnership with respect to the Partnership's obligations under applicable securities laws and regulations in the United States and assist the Partnership in arranging for compliance with continuous disclosure obligations under applicable securities laws and regulations and the rules and regulations of the New York Stock Exchange and any other securities exchange upon which the Partnership's securities are listed, including the preparation for review, approval and filing by the Partnership of reports and other documents with all applicable regulatory authorities; provided that nothing herein shall permit or authorize Dynagas to act for or on behalf of the Partnership in its relationship with regulatory authorities, except to the extent that specific authorization may from time to time be given by the Partnership;

(d) Provide, or arrange for the provision of, advisory, clerical and investor relations services to assist and support the Partnership in its communications with its Unitholders, including in connection with disclosures that may be required for regulatory compliance to its Unitholders and the wider financial markets, as the Partnership may from time to time request or direct; provided that nothing herein shall permit or authorize Dynagas to determine the content of any such communications by the Partnership to its Unitholders and the wider financial markets;

(e) At the request and under the direction of the Partnership, handle, or arrange for the handling of, all administrative and clerical matters in respect of (i) the call and arrangement of all meetings of the Unitholders pursuant to the Limited Partnership Agreement, (ii) the preparation of all materials (including notices of meetings and information circulars) in respect thereof and (iii) the submission of all such materials to the Partnership in sufficient time prior to the dates upon which they must be mailed, filed or otherwise relied upon so that the Partnership has full opportunity to review, approve, execute and return them to Dynagas for filing or mailing or other disposition as the Partnership may require or direct;

(f) Provide, or arrange for the provision of, or secure sufficient and necessary office space, equipment and personnel including all accounting, clerical, secretarial, corporate, administrative and information technology services as may be reasonably necessary for the performance of the Partnership's business;

(g) Arrange for the provision of such audit, accounting, financial reporting, legal, insurance, IT and HR services and other professional services as are reasonably required by the Partnership from time to time in connection with the discharge of its responsibilities under the Limited Partnership Agreement and in accordance with Applicable Laws (including annual and other reports that may be required to be filed under the Exchange Act and all other Applicable Laws), to the extent such advice and analysis can be reasonably provided or arranged by Dynagas; provided that nothing herein shall permit Dynagas to select the auditor of the Partnership, which shall be selected in accordance with the provisions for the appointment of the auditor pursuant to the Limited Partnership Agreement or as otherwise be required by law governing the Partnership, or to communicate with the auditor other than in the ordinary course of making such books and records available for review as the auditors may require and to respond to queries from the auditors with respect to the accounts and statements prepared by, or arranged by, Dynagas, and in particular Dynagas will not have any of the authorities, rights or responsibilities of the audit committee of the Board, but shall provide, or arrange for the provision of, information to such committee as may from time to time be required or requested; provided further that nothing herein shall entitle Dynagas to retain legal counsel for the Partnership unless such selection is specifically approved by the Board;

(h) Provide, or arrange for the provision of, such assistance and support as the Partnership may from time to time request in connection with any new or existing financing for the Partnership, such assistance and support to be provided in accordance with the direction, and under the supervision, of the Board;

(i) Provide, or arrange for the provision of, such administrative and clerical services as may be required by the Partnership to support and assist the Partnership in considering any future acquisitions or divestments of assets of the Partnership and for the integration of any businesses or assets acquired by the Partnership, all in accordance with the direction and under the supervision of the Board;

(j) Provide, or arrange for the provision of, such support and assistance to the Partnership as the Partnership may from time to time request in connection with any future offerings of equity or debt securities that the Partnership may at any time determine is desirable for the Partnership, all under the direction and supervision of the Board;

(k) Provide, or arrange for the provision of, at the request and under the direction of the Board, such communications to the transfer agent for the Partnership as may be necessary or desirable;

(l) Prepare and provide, or arrange for the preparation and provision of, regular cash reports and other accounting information for review by the Partnership, so as to permit and enable the Board to make all determinations of financial matters required to be made pursuant to the Limited Partnership Agreement, including the determination of amounts available for distribution by the Partnership to its Unitholders, and to assist the Partnership in making arrangements with the transfer agent for the Partnership for the payment of distributions to the Unitholders in accordance with the Limited Partnership Agreement;

(m) Provide, or arrange for the provision of, such assistance to the Partnership as the Board may request or direct with respect to the performance of the obligations to the Unitholders under the Limited Partnership Agreement and to provide monitoring of various obligations and rights under agreements entered into by the Partnership and provide advance reports on a timely basis to the Partnership advising of steps, procedures and compliance issues under such agreements, so as to enable the Partnership to make all such decisions as would be necessary or desirable thereunder;

(n) Provide, or arrange for the provision of, such additional administrative and clerical services pertaining to the Partnership, the assets and liabilities of the Partnership and the Unitholders and matters incidental thereto as may be reasonably requested by the Board from time to time;

(o) Maintain, or arrange for the maintenance of, the Partnership's and the Partnership's subsidiaries' existence and good standing in necessary jurisdictions;

(p) Monitor and maintain compliance with loan and credit terms with lenders;

(q) Provide, or arrange for the provision of, at the request and under the direction of the Board, cash management and services, including assistance with preparation of budgets, overseeing banking services and bank accounts and arranging for the deposit of funds;

(r) assist with arranging board meetings and preparing board and committee meeting materials, including, as applicable, agendas, discussion papers, analyses and reports;

(s) obtain, on behalf of the Partnership, general insurance, director and officer liability insurance and other insurance of the Partnership not related to the Vessels that would normally be obtained for a company in a similar business to that of the Partnership;

(t) the Manager shall develop, maintain and monitor internal audit controls, disclosure controls and prepare and provide such reports and accounting information so as to permit Board of Directors to determine the amount of the cash available for distribution to the Partnership's unit holders, and to assist the Partnership in making arrangements with the Company's transfer agent for the payment of distributions, if any, to the unitholders.